SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 11, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

126 25 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated April 8, 2003, regarding Stock Purchase Plan for the employees.

Press Release April 8, 2003

The shareholders’ meeting in Ericsson decided on a continued Stock Purchase Plan for the employees

At the Annual General Meeting of shareholders in Ericsson held today, it was resolved, in accordance with the proposal from the Board, to continue the stock purchase plan, which was introduced 2001. The Stock Purchase Plan 2003 is directed to basically all Ericsson employees and the contribution period is scheduled to commence during the autumn of 2003.

The stock purchase plan aims to encourage an increased shareholding among the employees. In the Board’s opinion it is particularly important to encourage the efforts of the employees in times of economic decline. Moreover, the Board is convinced that offering employees an incentive to become shareholders is of benefit also for the current shareholders.

Basically all employees within the Ericsson Group shall be offered to participate in the stock purchase plan, which comprises totally 158,000,000 B-shares. Employees will be able to save up to 7.5 per cent of the gross salary during a 24-month contribution period, however not exceeding SEK 50,000 per 12-month period, for the purchase of B-shares in Ericsson. If the shares purchased are retained by the employee for three years and the employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of B-shares free of consideration.

In order to implement the stock purchase plan in a cost effective and flexible manner the shareholders’ meeting has decided the following.

Amendment of the Articles of Association: The maximum number of C-shares which may be issued is changed from 155,000,000 shares to 158,000,000 shares.

Directed share issue: Ericsson’s share capital is increased by SEK 158,000,000 by an issue of 158,000,000 C-shares. The new shares shall—with deviation from the shareholders’ preferential right to subscribe for shares—be subscribed for by AB Industrivärden and/or Investor AB, or subsidiaries to these companies, at a price corresponding to the nominal amount of the share, i.e. SEK 1.

Authorization to decide on acquisition of own shares: The Board is authorized to take a decision before the Annual General Meeting of shareholders in 2004 on acquisition of shares directed to all holders of C-shares in Ericsson. Acquisition of 158,000,000 C-shares at a price of not less than SEK 1 and not more than SEK 1.10 per share is allowed under the authorization. Payment shall be made in cash.

Following acquisition of C-shares, the Board will decide on conversion of all C-shares to B-shares.

Transfer of own shares: Not more than 158,000,000 B-shares shall be transferred to employees covered by the terms of the stock purchase plan. However, of these shares it shall be possible to, before the Annual General Meeting of shareholders in 2004, transfer not more than 26,000,000 B-shares at Stockholmsbörsen at a price within the, at each time, registered price interval for the share in order to cover inter alia social security payments.

Dilution and costs

The Stock Purchase Plan 2003 requires a total of 158,000,000 shares, corresponding to approximately 0.99 per cent of the total number of issued shares and 1.00 per cent of the number of outstanding shares. Including existing incentive programs the number of shares covered by such programs amounts to approximately 356 million shares (after deduction of forfeited options and Ericsson’s convertible debenture program from 1997 which at present is not considered to result in any further dilution), corresponding to approximately 2.25 per cent of the number of outstanding shares. Ericsson currently holds 152,565,365 own shares.

The 132,000,000 shares transferred to employees free of consideration will cause a dilutive effect of 0.83 per cent on earnings per share. There will, however, be no dilutive effect of the 26,000,000 shares disposed of at Stockholmsbörsen, as the shares are sold at full market value.

The Board estimates that the Stock Purchase Plan 2003 will result in costs as set out below. The costs shall be compared with Ericsson’s total remuneration costs, which 2002 amounted to approximately SEK 47 billion, including social security fees. Each cost item has an effect on the consolidated income statement, but only the administration costs have an effect on the cash flow.

Administration costs (affect the income statement and the cash flow) have been estimated to approximately SEK 27 million, unevenly distributed, up to and including 2008.

Social security fees (affect the income statement, but not the cash flow) have been estimated to range between approximately SEK 250 million and approximately SEK 1,300 million, based on an average share price at matching of shares between SEK 10 and SEK 50.

Compensation costs (affect the income statement, but not the cash flow), corresponding to the value of matching shares, have been estimated to approximately SEK 900-1,000 million during the period 2003-2008.

The share issue and offer to acquire shares are scheduled to be completed prior to the summer 2003.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION PLEASE CONTACT

Media:

Peter Olofsson, External Relations, Ericsson Corporate Communications

Phone: +46 8 719 1880, +46 70 267 3445, E-mail: peter.olofsson@lme.ericsson.se

Investors and analysts:

Lotta Lundin, Investor Relations Ericsson Corporate Communications

Phone: +46 8 719 6553 E-mail: lotta.lundin@clo.ericsson.se

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: April 8, 2003